Sprott Focus Trust, Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2700

Toronto, Ontario, Canada M5J 2J1

May 16, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering April 11, 2016 through April 11, 2017 for Sprott Focus Trust, Inc.

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to the Sprott Focus Trust, Inc. (the “Company”). Please note for the Securities and Exchange Commission’s records, the following:

a)	A copy of the Company’s executed Fidelity Bond issued by AIG Insurance Company of Canada (“Fidelity Bond”) is enclosed;

b)	A copy of the resolution from the March 9, 2016, meeting of the Company’s Board of Directors, at which a majority of Directors were not considered “interested persons” within the meaning of the Investment Company Act, approving the Fidelity Bond as enclosed;

c)	The Fidelity Bond covers the period from February 5, 2016, through February 5, 2017; and

d)	The premiums have been paid or will be paid during the term of the Fidelity Bond for the period from February 5, 2016, through February 5, 2017.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Thomas W. Ulrich
Thomas W. Ulrich
Secretary

Enclosures

Resolution from the March 9, 2016, meeting of the Sprott Focus Trust, Inc.’s Board of Directors approving the amount, type, form and coverage of the Fidelity Bond:

WHEREAS, the Directors, and, by a separate vote, the Independent Directors, determine that the Bond, a fidelity bond in the amount required by Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to all factors considered by the Board and Independent Directors to be relevant, including, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund and the nature of the securities in the Fund;

NOW, THEREFORE, IT IS

RESOLVED, that the Bond, as discussed at this Meeting, is sufficient to protect the interests of the Fund, and that the proper officers of the Fund be, and each hereby is, authorized to obtain a Bond from a qualified insurance company; and it is further

RESOLVED, that the Directors, and, by a separate vote, the Independent Directors, hereby determine that the Bond, as discussed at this Meeting, is sufficient to protect the interests of the Fund, and that the annual premium to be paid by the Fund is fair and reasonable with respect to the Fund, taking all factors considered by the Board and Independent Directors to be relevant, including those factors specified in paragraph (e) of Rule 17g-1 under the 1940 Act, and the payment by the Fund of such premium for the Bond be, and hereby is, approved; and it is further

RESOLVED, that the officers of the Fund be, and each hereby is, authorized to file the Bond with the SEC and give the notices required under Paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each hereby is, authorized to do any and all acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or appropriate in furtherance of the previous resolutions.

AIG INSURANCE COMPANY OF CANADA 120 Bremner Boulevard Suite 2200 Toronto, ON M5J 0A8 416-596-3948 Direct 1-855-453-1063 Fax michael.macrory@aig.com

FINAL BINDER OF INSURANCE CONFIRMATION LETTER

February 09, 2016

MATTHEW STUDLEY

HUB INTERNATIONAL (ONTARIO) LTD.

595 BAY STREET STE 900, BOX 81

TORONTO, ON M5G 2E3

RE:	SPROTT FOCUS TRUST INC.

Fidelity Bond Form 14

New Submission

Tab#: 1601432, Submission #: 90309659

Policy Period: February 5, 2016 to February 5, 2017

Dear Matthew,

I am pleased to enclose the Final Binder of Insurance drafted in accordance with our agreement for the above captioned account. Please review said binder for accuracy and contact AIG Insurance Company of Canada (the “Insurer”) prior to the effective date of policy coverage to advise of any inaccuracy(ies). If the Insurer does not hear from you prior to the effective date of policy coverage, it will be understood that the Final Binder of Insurance has been accepted as an accurate description of the agreed upon terms of coverage. Notwithstanding the foregoing or the payment of any premium or the issuance of any policy pursuant to this binder, this binder shall be considered to be a FINAL BINDER and, pursuant to the terms set forth in the FINAL BINDER OF INSURANCE, is conditioned upon the receipt, review and written underwriting approval of the additional information specified in the section of that binder entitled “Requirements Permitting for Voiding of Final Binder and Policy if Non-Compliance.” Upon the receipt, review and written underwriting approval of such additional information, and satisfaction of the additional conditions precedent set forth in the FINAL BINDER OF INSURANCE, a permanent binder will be sent by the Insurer.

Regards,

Michael MacRory
Underwriter

FINAL BINDER OF INSURANCE

February 09, 2016

MATTHEW STUDLEY

HUB INTERNATIONAL (ONTARIO) LTD.

595 BAY STREET STE 900, BOX 81

TORONTO, ON M5G 2E3

RE:	SPROTT FOCUS TRUST INC.

Fidelity Bond Form 14

New Submission

Tab#: 1601432, Submission #: 90309659

Policy Period: February 5, 2016 to February 5, 2017

Dear Matthew,

We are pleased to confirm the Final issuance of coverage in accordance with our agreement as set forth below. Please note that such coverage is subject to the terms, conditions, limitations and other provisions contained in this Final Binder of Insurance (“Final Binder”) and the proposed base policy form:

POLICY INFORMATION

INSURED:	SPROTT FOCUS TRUST INC.
INSURED ADDRESS:	200 BAY ST SUITE 2700 TORONTO, ON, M5J-2J1
JURISDICTION:	ONTARIO
TYPE OF POLICY:	FIDELITY BOND FORM 14
BASE FORM:	TSB5062CAN (05/11)
INSURANCE COMPANY:	AIG INSURANCE COMPANY OF CANADA
POLICY NUMBER:	01-123-13-66
EFFECTIVE DATE:	February 5, 2016
EXPIRATION DATE:	February 5, 2017

AGGREGATE LIMIT OF LIABILITY:	$3,000,000 US
SINGLE LOSS LIMIT OF LIABILITY:	Insuring Agreement A, B, C and F	$1,500,000 US
	Insuring Agreement D	$1,500,000 US
	Insuring Agreement E	$1,500,000 US
Optional Insuring Agreements and Coverages:
	Computer Systems	$1,500,000 US
	Audit Expense	$25,000 US

DEDUCTIBLE:	Insuring Agreement A, B, C and F	$25,000 US
	Insuring Agreement D	$25,000 US
	Insuring Agreement E	$25,000 US
Optional Insuring Agreements and Coverages:
	Computer Systems	$25,000 US
	Audit Expense	$0 US
REPORTABLE LOSS THRESHOLD:	$0 US
OFFICES NOT COVERED:	0

PREMIUM:	$2,250 US
COMMISSION:	17.50%
OTHER TERMS:	As per February 4, 2016 indication
IMPORTANT CONDITIONS OF BINDER:	See below.

ENDORSEMENTS:

The following riders will be added to the basic policy:

#	Form #	Ed Dt	Title
1	119002	03/15	IMPERSONATION FRAUD (FRAUDULENTLY-INDUCED PAYMENT COVERAGE) -$250K SUBLIMIT $50K RETENTION
2	107787	02/11	COUNTERFEIT CURRENCY INSURING AGREEMENT AMENDED
3	101820	06/09	STOP PAYMENT LIABILITY RIDER
4	111581	09/12	COMPUTER CRIME COVERAGE RIDER
5	99758 CAN	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
6	107839	02/11	REDEMPTION OF CANADA SAVINGS BONDS RIDER
7	101918	06/09	CENTRAL HANDLING OF SECURITIES RIDER
8	107819	02/11	MAIL COVERAGE RIDER
9	107883	02/11	VOICE INITIATED TRANSFER FRAUD RIDER
10	107826	02/11	NOTICE OF CANCELLATION TO OSC
11	107777	02/11	AUDIT EXPENSE COVERAGE RIDER
12	107864	02/11	NOTICE OF CANCELLATION AMENDED
13	113011	10/12	PROTECTED INFORMATION EXCLUSION
14	101801	06/09	INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
15	115642	07/12	STATUTORY CONDITIONS AMENDATORY FOR NON-PROPERTY
16	78859	10/01	FORMS INDEX ENDORSEMENT

Modification to Quote Letter or Other Instructions:

N/A

Requirements Permitting for Voiding of Final Binder and Policy for Non-Compliance:

When signed by the Insurer, as denoted below, the coverage described above takes effect from 12:01 a.m. on the Effective Date listed above (hereinafter “Effective Date”) to 12:01 a.m. on the Expiration Date listed above pursuant to the terms, conditions and exclusions of the policy form, any policy endorsements enumerated in this Final Binder, and any modifications of such terms as described in the Final Binder’s section entitled “Modification to Quote Letter or Other Instructions.”

Subjectivities And Other Conditions Precedent To Coverage:

The following requirements are conditions precedent to the coverage afforded by this Final Binder and any policy issued pursuant to this Final Binder:

(a)	That the following be provided to the Insurer (“Subject-To Information”):

None

(b)	no material change in the risk occurs between the date of this Final Binder and the Effective Date; and

(c)	the Insured does not submit notice of a “Claim” as that term is defined in the policy form, or facts or circumstances that could give rise to a “Claim,” between the date of this Final Binder and the Effective Date.

In the event:

1.	the “Subject-To” Information has not been received, reviewed and approved, in writing, by the Insurer within 30 days from the date of this Final Binder;

2.	a material change in the risk occurs between the date of this Final Binder and the Effective Date; or

3.	the Insured submits notice of a “Claim” as that term is defined in the policy form, or facts or circumstances that could give rise to a “Claim” between the date of this Final Binder and the Effective Date;

then this Final Binder and any policy issued pursuant to this Final Binder will be automatically null and void ab initio (“from the beginning”) and will have no effect regardless of the gravity of the failing, or degree of non-compliance, and, with respect to the required approval of the Subject-To Information, whether or not such non-compliance arises before or after the Effective Date, unless the Insurer communicates, expressly and in writing, that it has waived the above conditions precedent, or, with respect to the Subject-To Information, unless the Insurer communicates, expressly and in writing, that it has extended the time within which the Subject-To Information must be received, reviewed and approved. It shall be within the Insurer’s sole and absolute discretion to waive any one or all of these conditions precedent or grant such an extension at any time, and the Insurer’s silence shall not, under any circumstances, be deemed to effect such a waiver or extension, except that with respect to the Subject-To Information, such waiver may also be communicated through issuance of a final binder letter that does not request the Subject-To Information. In the event an extension or extensions for approval of the Subject-To Information is granted, then all other terms and conditions of this Final Binder shall automatically apply to such extension(s), including without limitation that this Final Binder and the policy shall become automatically null and void if the Subject-To Information is not approved by the extended date.

Please note this Final Binder of Insurance contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

Cancellation of Final Binder By Insured

Unless otherwise indicated, this Final Binder may be cancelled by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Final Binder stating when thereafter such cancellation shall be effective. If cancellation of this Final Binder by or on the behalf of the Insured is effective after the Effective Date, then the Insurer shall be entitled to the earned premium, on a pro-rata basis, for the covered period. Should the Insured cancel this Final Binder pursuant to the terms of this paragraph, such cancellation shall have no effect on the enforceability of the above provisions regarding voiding of this Final Binder and any policy issued pursuant to this Final Binder.

Premium Payment:

Our accounting procedures require that payment of the premium be remitted within 60 days of the Effective Date of coverage or 30 days from the billing date, whichever is later. We appreciate your compliance with this procedure.

We appreciate your business and we hope that we can be of further service to you in the near future.

Bound by:

	Date:	February 09, 2016

Michael MacRory		AIG Insurance Company of Canada

CUSTOMER ADVISORY

REGARDING THE ENFORCEMENT OF

ECONOMIC EMBARGOES AND TRADE SANCTIONS

This Trade Sanction Advisory is part of AIG Insurance Company of Canada comprehensive compliance program and is meant to serve as a reminder of the existing applicable legal requirements with respect to Trade Sanctions.

Your rights as a policyholder and payments to you, any insured or claimant, for loss under this policy may be affected by the administration and enforcement of economic embargoes and trade sanctions applicable to you, any insured, claimant and/or to the insurer and their respective controlling entities (hereinafter “Trade Sanctions”).

WHAT IS AN ECONOMIC EMBARGO AND/OR TRADE SANCTION

Trade Sanctions involve the imposition by a country of legal measures to restrict or prohibit trade, services or other economic activity with a target country, entity or individual. For example, the Parliament of Canada has enacted legislation authorizing the imposition of Trade Sanctions through the United Nations Act, the Special Economic Measures Act and some provisions of the Export and Import Permits Act.

Depending upon the identity, domicile, place of incorporation or nationality of the policyholder, insured, claimant, insurer, or the parent company and ultimate controlling entity of the policyholder, insured, claimant or insurer, or the country where the claim arises, Trade Sanctions of foreign countries, including the United States of America, may be applicable. The application of sanctions could necessitate the seizure or freezing of property, including but not limited to the payment of a claim.

Existing Trade Sanctions can be amended, and new Trade Sanctions can be imposed, at any time.

OBLIGATIONS PLACED ON US AS A RESULT OF TRADE SANCTIONS

If we determine that you or any insured, additional insured, loss payee, or claimant are on a prohibited list or are connected to a sanctioned country, entity or individual, or a prohibited activity, as designated by the relevant Trade Sanction, we may be required to comply with the requirements of the applicable Trade Sanction, which by way of example, may include blocking or “freezing” property and payment of any funds and the reporting of such occurrences to the relevant authorities within the prescribed time periods, if any.

POTENTIAL ACTIONS BY US

Depending upon the requirements of the relevant Trade Sanction:

1.	We may be required to immediately cancel your coverage effective on the day that we determine that we have transacted business with an individual or entity associated with your policy on a prohibited list or connected to a sanctioned country as described in the relevant Trade Sanction.

2.	If we cancel your coverage, you may not receive a return premium unless permitted pursuant to the relevant Trade Sanction. All blocked or frozen funds will be placed in an interest bearing blocked account established on the books of a financial institution.

3.	We may not pay a claim, accept premium or exchange monies or assets of any kind to or with individuals, entities or companies (including a bank) on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction. Furthermore, we may not defend or provide any other benefits under your policy to individuals, entities or companies on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction.